Lion Copper and Gold Corp.

(Formerly Quaterra Resources Inc.)

Consolidated Financial Statements

For the year ended December 31, 2021

(In U.S. Dollars)

Management's Responsibility for Financial Reporting

The accompanying annual consolidated financial statements of Lion Copper and Gold Corp. have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management acknowledges its responsibility for the preparation and presentation of the annual consolidated financial statements; has established and maintained a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate, and transactions are properly recorded and executed under management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance for financial statement preparation and presentation.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company's shareholders.

MNP LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements under the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor's report.

"Travis Naugle" (signed)	"Stephen Goodman" (signed)
Travis Naugle	Stephen Goodman
Chief Executive Officer	President & Chief Financial Officer

April 29, 2022

Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lion Copper and Gold Corp. (formerly Quaterra Resources Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Lion Copper and Gold Corp. and its subsidiaries (together, the "Company") as of December 31, 2021, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2020 were audited by another auditor who expressed an unmodified audit opinion on those statements on March 30, 2021.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021. Vancouver, Canada April 29, 2022	Chartered Professional Accountants

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lion Copper and Gold Corp. (formerly known as Quaterra Resources Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Lion Copper and Gold Corp. (formerly known as Quaterra Resources Inc.) and its subsidiaries (together, the Company) as of December 31, 2020 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2020 and 2019, and including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and its financial performance and its cash flows for the years ended December 31, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2021

We have served as the Company'ְs auditor from 2016 to 2021.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Lion Copper and Gold Corp.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents		$842	$701
Other receivables		6	3
Marketable securities	4	-	641
Prepaid and deposit		43	5
		891	1,350
Non-current assets:
Mineral properties	5	32,203	28,236
Reclamation bonds		35	34
Total Assets		$33,129	$29,620

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	5 (a)	1,358	222
Derivative liabilities - warrants	6	55	-
		1,413	222
Non-current liability
Derivative liabilities - warrants	6	-	51
Total Liabilities		1,413	273

Shareholders' Equity
Share capital		104,340	101,553
Contributed surplus		22,012	19,406
Deficit		(94,636)	(91,612)
Total Equity		31,716	29,347
Total Liabilities and Shareholders' Equity		$33,129	$29,620

Going concern (note 1)

Commitments (note 11)

Contingencies (note 12)

Subsequent events (note 16)

Approved on behalf of the Board of Directors on April 29, 2022:

/s/ "Travis Naugle"	/s/ "Stephen Goodman"
Chief Executive Officer	President & Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

Lion Copper and Gold Corp.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2021	2020	2019

General administrative expenses
General office		$58	$61	$53
Insurance		30	47	63
Investor relations and corporate development		206	86	217
Professional fees		493	71	102
Rent		13	108	123
Salaries and benefits		938	713	823
Transfer agent and regulatory		108	44	66
Travel		87	13	29
Share-based compensation	8(a)	1,077	175	117
		(3,010)	(1,318)	(1,593)

Fair value gain on derivative liabilities - warrants	6	(4)	90	105
General exploration		(218)	(167)	(26)
Loss on settlement of convertible notes		-	(26)	(13)
Unrealized gain on marketable securities	4	-	476	9
Realized gain on sale of marketable securities		189	-	-
Unrealized gain (loss) on foreign exchange		11	20	(43)
Interest and other (expense) income		8	(58)	(150)
		(14)	335	(118)
Loss and Comprehensive Loss for the year		(3,024)	(983)	(1,711)

Weighted average number of common shares outstanding		239,831,079	218,117,528	208,688,604
Loss per share - basic and diluted		$(0.01)	$(0.00)	$(0.01)

The accompanying notes form an integral part of these consolidated financial statements.

Lion Copper and Gold Corp.
Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

	Number of		Contributed
	shares	Share capital	surplus	Deficit	Total Equity
Balance, December 31, 2018	200,969,314	$100,729	$18,820	$(88,918)	$30,631
Shares issued for cash	3,000,000	113	-	-	113
Shares issued for convertible notes	12,846,296	547	291	-	838
Shares issued for stock options exercised	400,000	35	(16)	-	19
Share-based compensation	-	-	117	-	117
Net loss for the year	-	-	-	(1,711)	(1,711)
Balance, December 31, 2019	217,215,610	$101,424	$19,212	$(90,629)	$30,007
Shares issued for convertible notes	1,000,000	94	35	-	129
Shares issued for stock options exercised	500,000	35	(16)	-	19
Share-based compensation	-	-	175	-	175
Net loss for the year	-	-	-	(983)	(983)
Balance, December 31, 2020	218,715,610	$101,553	$19,406	$(91,612)	$29,347
Shares issued for private placements	68,802,336	4,128	-	-	4,128
Shares issued for stock options and warrants exercised	5,885,000	589	(266)	-	323
Shares issued in settlement agreements	403,665	27	-	-	27
Share issuance cost	-	(162)	-	-	(162)
Fair value warrants	-	(1,795)	1,795	-	-
Share-based compensation	-	-	1,077	-	1,077
Net loss for the year	-	-	-	(3,024)	(3,024)
Balance, December 31, 2021	293,806,611	$104,340	$22,012	$(94,636)	$31,716

The accompanying notes form an integral part of these consolidated financial statements.

Lion Copper and Gold Corp.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2021	2020	2019
Operating activities
Net loss for the year	$(3,024)	$(983)	$(1,711)
Items not involving cash:
Fair value (gain) on derivative liabilities - warrants	4	(90)	(105)
Fair value loss on warrants	-	-	-
Loss on settlement of convertible notes	-	26	13
Interest and convertible accretion	-	72	260
Realized (gain) on sale of marketable securities	(189)	-	-
Unrealized (gain) loss on marketable securities	-	(476)	(9)
Share-based compensation	1,077	175	117
	(2,132)	(1,276)	(1,435)
Changes in non-cash working capital
Other receivable	(3)	-	(1)
Prepaid and deposit	(38)	(1)	-
Accounts payable and accrued liabilities	95	96	(185)
	(2,078)	(1,181)	(1,621)

Financing activities
Proceeds from shares issued for private placements, net	3,966	19	132
Proceeds from shares issued for stock options and warrants exercised	323	-
Convertible notes	-	(381)	-
Loan	-	-	(311)
Related party loan payable	-	-	(218)
	4,289	(362)	(397)
Investing activities
Expenditures on mineral properties	(3,899)	(1,411)	(1,899)
Net proceeds from water rights sale	1,000	1,868	5,685
Sale of marketable securities	830	-
Reclamation bonds	-	-	28
	(2,069)	457	3,814
Effect of foreign exchange on cash	(1)	(25)	(31)
(Decrease) increase in cash and cash equivalents	141	(1,111)	1,765
Cash and cash equivalents, beginning of year	701	1,812	47
Cash and cash equivalents, end of year	$842	$701	$1,812

Supplemental cash flow information
Exploration expenditures included in accounts payable	$(27)	$41	$27
Interest paid in cash	$-	$76	$46
Shares issued for interest	$-	$-	$45
Shares issued in settlement agreements	$27	$-	$-

The accompanying notes form an integral part of these consolidated financial statements.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

1. NATURE OF OPERATIONS AND GOING CONCERN

Lion Copper and Gold Corp. (together with its subsidiaries, "Lion CG" or the "Company") is a copper exploration and development company working on its mineral properties located in Nevada, Alaska and Montana in the United States and British Columbia, Canada. The Company is incorporated in British Columbia, Canada. Its registered and records offices are located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. On November 22, 2021, the Company changed its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company commenced trading under the new name at the open of trading on November 23, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO". and trade on the OTCQB Market under the symbol "LCGMF".

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering the economically recoverable mineral reserves and obtaining the necessary funding to complete the development of these properties.

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from December 31, 2021. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the year ended December 31, 2021, the Company incurred a net loss of $3,024 and used cash in operating activities of $2,078. As at December 31, 2021, the Company had cash and cash equivalents of $842, working capital deficit of $522 and an accumulated deficit of $94,636.

The Company continues to incur losses, has limited financial resources and has no current source of revenue or cash flow generated from operating activities. To address its financing requirements, the Company plans to seek financing through, but not limited to, debt financing, equity financing and strategic alliances. However, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of or eliminate one or more of its exploration programs or relinquish some or all of its rights under the existing option and acquisition agreements. The above factors give rise to material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported expenses and the consolidated statement of financial position classifications used. Such adjustments could be material.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective for financial year ended December 31, 2021.

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for the cash flow information.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and can affect those returns through its control over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These consolidated financial statements include the financial statements of Lion Copper and Gold Corp., and its wholly owned subsidiaries: Quaterra Alaska Inc. (Quaterra Alaska), Inc. Six Mile Mining Company, Singatse Peak Services, LLC ("SPS") and Blue Copper LLC.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 29, 2022.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgments that affect the application of policies, reported amounts and disclosures. By their nature, these estimates and judgments are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant. Actual results could differ from those estimates.

A key source of estimation uncertainty that has a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements exists in relation to share-based compensation: The Company has a stock option plan pursuant to which the fair value of options issued is estimated by using the Black Scholes option pricing model on the date of the grant based on certain assumptions. Those assumptions are described in Note 8 and include expected volatility, expected life of the options and number of options expected to vest.

Significant judgments used in the preparation of these consolidated financial statements include, but are not limited to:

  Mineral properties: Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required;
  Going concern: In the determination of the Company's ability to meet its ongoing obligations and future contractual commitments, management relies on the Company's planning, budgeting and forecasting process to help determine the funds required to support the Company's normal operations on an ongoing basis and its expansionary plans. The key inputs used by the Company in this process include forecasted capital deployment, results from operations, results from the exploration and development of its properties and general industry conditions; and
  Taxes: Judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

b) Translation of foreign currencies

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

The Company's presentation currency is the U.S. dollar ("$" or "USD"). The functional currency of the Company and its significant subsidiaries is the USD.

In preparing the financial statements, transactions in currencies other than an entity's functional currency ("foreign currencies") are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

c) Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property transitions to the development stage, is sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

The Company classifies its mineral properties as exploration and evaluation assets until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the mineral properties' carrying value is tested for impairment and subsequently transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mineral leases or permits.

Proceeds from the sale of properties, property water rights or cash proceeds received from farm-out option agreements are recorded as a reduction of the related mineral property, with any excess proceeds accounted for in the statements of loss and comprehensive loss.

d) Impairment

The Company's assets are reviewed for the indication of impairment at each reporting date in accordance with IFRS 6 - Exploration for and evaluation of mineral resources. If any such indication exists, an estimate of the recoverable amount of the asset is undertaken, being the higher of an asset's fair value, less costs of disposal and its value in use. If the asset's carrying amount exceeds its recoverable amount, an impairment loss is recognized in the statement of loss.

Impairment indicators are considered to exist if (i) the right to explore the area has expired or will expire in the near future with no expectation of renewal; (ii) Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted; (iii) No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and (iv) Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

e) Share-based compensation

The fair value of stock options granted to directors, officers, employees and consultants is calculated using the Black Scholes option pricing model and is expensed over the vesting periods. If and when the stock options are exercised, the value attributable to the stock options is transferred to share capital.

f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

g) Financial instruments

Financial instruments are recognized in the statement of financial position when the Company becomes a party to a contractual obligation. At initial recognition, the Company classifies and measures its financial instruments as one of the following:

  at amortized cost, if they are held to collect contractual cash flows which solely represent payments of principal and interest;
  at fair value, through other comprehensive income ("FVOCI") if they are held to both collect contractual cash flows and to sell where those cash flows represent payments of principal and interest solely;
  otherwise, they are classified at fair value through profit or loss ("FVPL").

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or FVOCI. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

The Company's accounts payable approximate fair value due to their short-term nature. The marketable securities are a Level 1 fair value measurement; the derivative warrants are a Level 2 fair value measurement.

The convertible note is classified as a liability at amortized cost, with the conversion feature classified as a derivative liability. The debt liability was initially recorded at fair value and is subsequently measured at amortized cost using the effective interest rate method and will be accreted to the face value over the term of the convertible debenture.

h) Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, considering the risks and uncertainties surrounding the obligation. The Company had no material provisions as of December 31, 2021 and 2020.

i) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated, presuming the exercise of in-the-money outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

j) Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent it is related to items recognized directly in equity or other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non‐discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that their recovery is probable.

k) Accounting Standards Issued but Not Yet Effective

IAS 12 Income Taxes

On May 7, 2021, IASB issued amendments to IAS 12 which require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. The impacts of the above amendments to IAS 12 on the Company's consolidated financial statements have not yet been evaluated.

4. MARKETABLE SECURITIES

During the year ended December 31, 2021, the Company sold 1,942,795 common shares and as of December 31, 2021 held nil (2020 - 1,942,795) shares of Grande Portage Resources Ltd.

As of December 31, 2020, the fair value of these shares was $641, resulting in an unrealized gain of $476 recognized in the consolidated statements of loss and comprehensive loss. During 2021, the aforementioned sale of all shares held for $830 resulted in a realized gain of $189 recognized in the consolidated statements of loss and comprehensive loss.

5. MINERAL PROPERTIES

Total mineral property maintenance and exploration costs are listed in the table below:

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

	Singatse Peak Services				Six Mile
						Butte	Blue
	MacArthur	Yerington	Bear	Wassuk	Groundhog	Valley	Copper	Total
Balance December 31, 2018	$18,218	$10,578	$1,012	$1,105	$1,620	$-	$-	$32,533

Property maintenance	$159	$90	$238	$110	$64	$168	$-	$829
Geological & mapping	17	-	17	-	65	-	-	99
Geophysical surveys	-	-	-	-	368	18	-	386
Technical study	110	-	-	-	20	-	-	130
Assay & labs	-	-	-	-	5	-	-	5
Environmental	-	189	-	-	-	-	-	189
Field support & other	-	15	-	-	178	-	-	193
Proceeds from water rights		(5,685)						(5,685)
Total additions of the year	286	(5,391)	255	110	700	186	-	(3,854)
Balance December 31, 2019	$18,504	$5,187	$1,267	$1,215	$2,320	$186	$-	$28,679

Property maintenance	$159	$73	$193	$255	$61	$201	$-	$942
Geological & mapping	4	-	-	-	3	-	-	7
Geophysical surveys	-	-	-	-	66	-	-	66
Technical study	158	-	-	-	14	-	-	172
Assay & labs	3	-	-	-	-	-	-	3
Environmental	-	167	-	-	-	-	-	167
Field support & other	-	10	-	-	58	-	-	68
Proceeds from water rights	-	(1,868)	-	-		-	-	(1,868)
Total additions of the year	324	(1,618)	193	255	202	201	-	(443)
Balance December 31, 2020	$18,828	$3,569	$1,460	$1,470	$2,522	$387	$-	$28,236

Property maintenance	$159	$69	$193	$305	$98	$247	$401	$1,472
Drilling	892	-	-	47	-	500	-	1,439
Geological & mapping	22	-	-	-	-	-	16	38
Geophysical surveys	20	-	63	-	-	47	15	145
Technical study	276	11	-	-	1	-	-	288
Assay & labs	231	-	-	-	-	-	-	231
Environmental	43	142	-	-	-	-	-	185
Field support & other	46	5	-	3	67	1	47	169
Total additions of the year	1,689	227	256	355	166	795	479	3,967
Balance December 31, 2021	$20,517	$3,796	$1,716	$1,825	$2,688	$1,182	$479	$32,203

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada, a 100% interest in the Blue Copper Project in Montana, and a 90% interest in the Groundhog property in Alaska.

a) MacArthur and Yerington Properties, Nevada

On February 24, 2021, the Company announced a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture, for $2,910 (the "Purchase and Sale Agreement"). In early March, 2021, the Company filed an application with the State of Nevada Division of Water Resources ("NDWR") to change the manner of use of the water rights from mining to agriculture and their place of use ("Change Application"). Under the terms of the Purchase and Sale Agreement, Desert Pearl made a $1,000 initial payment to the Company on March 5, 2021. The Purchase and Sale Agreement is subject to the NDWR's final approval of the Change Application. The primary water rights covered under the Purchase and Sale Agreement are one of the water rights that are the subject of forfeiture, as discussed in the next paragraph.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

On July 23, 2021, the Company received a notice from the State of Nevada that three water rights permits had been forfeited. Further, that the application for an extension of time to prevent forfeiture of a fourth certificate was denied. The permits affected are components of the Purchase and Sale Agreement announced on February 24, 2021.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. Should the appeal be unsuccessful or Desert Pearl elects to terminate the Purchase and Sale Agreement, the Company will be obligated to refund the $1,000 initial payment to Desert Pearl (therefore, it has been treated as an accrued liability on the balance sheet) and the $1,910 balance of the water rights proceeds would be forfeited.

b) Bear Deposit, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make $5,673 in cash payments over 15 years ($5,029 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties. Two of the properties are subject to a 2% NSR upon commencing commercial production, which can be reduced to a 1% NSR in consideration of $1,250 total.

Outstanding payments due under the five option agreements by year are as follows:

  $193 due in 2021 (paid);
  $193 due 2022;
  $201 due in 2023;
  $50 due in years 2024 to 2028.

c) Wassuk, Nevada

The Wassuk property consists of 310 unpatented lode claims totaling approximately 6,400 acres on lands administered by the BLM.

The Company has completed all requirements to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, ($1,405 in cash payments and a work commitment of $50) and is in the process of exercising its option to purchase these claims. During 2021 two final option payments of $125 due by August 1, 2021, and the final $125 due by October 10, 2021, were both paid and form part of the total payments of $1,405.

The property is subject to a 3% NSR upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

d) Groundhog, Alaska

On April 20, 2017, the Company entered a lease with option to purchase agreement with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located two hundred miles southwest of Anchorage, Alaska.

During the year ended December 31, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment. To earn the 90% interest, the Company must fund a total of $5,000 ($2,688 funded) of exploration expenditures and make a lump sum payment to Chuchuna of $3,000 by the end of April 20, 2024. The Company can terminate the Agreement at its discretion.

The Company has met the annual work commitments required to spend a minimum of $160. The Company incurred exploration expenditures of $166 for the year-ended December 31, 2021.

e) Butte Valley, Nevada

The Company entered into an option agreement dated August 22, 2019, as amended on December 6, 2019 and July 30, 2021, with North Exploration, LLC ("North Exploration"), to purchase a 100% interest in six hundred unpatented mining claims in White Pine County, Nevada, for $600 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000. A further 0.5% NSR can be purchased within the first ten years after the option is exercised for $5,000.

On December 3, 2019, the Company entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), to purchase a 100% interest in seventy-eight unpatented claims in White Pine Country, Nevada associated with the Butte Valley project for $250 over five years. Nevada Select will retain a 2% NSR, of which 1% can be purchased by the Company during the ten-year term of the option for $10,000.

Aggregate payments to maintain the two option agreements by year are as follows:

  $20 due 2019 (paid);
  $80 due in 2020 (paid);
  $100 due in 2021 (paid);
  $150 due in 2022; and
  $250 each due in 2023 and 2024.

On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to 1301666 B.C. Ltd ("BC Co.") which is a private British Columbia company established to acquire mineral resource properties (see Note 16).

f) Chaco Bear and Ashton Properties, British Columbia

On August 25, 2021, the Company entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. ("Houston") setting forth the terms of an option whereby the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (Collectively, the "Properties").

Under the terms of the LOI, the Company and Houston proposed to enter into a definitive agreement whereby the Company can earn up to a 100% interest in the Properties by making the following issuances and payments over a four-year period:

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

  issuing 8,000,000 common shares of the Company on closing;
  making annual lease payments on the Properties after 2021;
  incurring CAD$150 of exploration expenditures on the Chaco Bear Property and CAD$50 of exploration expenditures on the Ashton Property before the end of 2021 for CAD$200 (paid);
  incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021;
  paying CAD$1,500 for the Chaco Bear Property and CAD$1,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company; and
  making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property.

On September 17, 2021, the parties agreed to an amendment to the LOI to include a 2.5% NSR on each property. Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of CAD$6,000 and 1.0% on the Ashton Property for a payment of CAD$3,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for CAD$12,000 and the remaining 1.0% NSR on the Ashton Property for CAD$6,000.

On January 26, 2022, the Company entered into an option agreement with Houston to replace the LOI (See subsequent events). (See Note 16).

g) Blue Copper Prospect, Montana

During the year ended as of December 31, 2021, Blue Copper LLC (the Company's 100% owned subsidiary) acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA. The area is prospective for high grade copper-gold skarns and porphyry copper-gold mineralization. The claim block encompasses a group of more than fourteen historic small mines that produced high grade gold, copper and tungsten.

As a part of the transaction, Blue Copper LLC entered into a purchase agreement with Four O Six Mining & Exploration LLC to acquire certain existing and additional unpatented mining claims. In exchange for the unpatented mining claims, as part of the closing of the transaction, the Company issued 1,500,000 common shares of the capital of the Company (Note 16 (c)) and provided a NSR of 2.0% with a buy-down of 1% NSR for $1,500.

Blue Copper LLC has staked an additional 131 claims to expand the Blue Copper Prospect. The Company has provided a NSR of 2% with a buy-down of 1% NSR for $600 to Four O Six Mining & Exploration LLC for these claims.

6. DERIVATIVE LIABILITIES WARRANTS

The Company has certain outstanding share purchase warrants that are exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

As of December 31, 2021, the derivative liabilities were related to 769,230 warrants with an exercise price denominated in Canadian dollars. They were revalued using the weighted average assumptions: volatility of 141% (2020 - 106%), expected term of 0.72 years (2020 - 2 years), a discount rate of 1.01% (2020-0.36%) and a dividend yield of 0% (2020 - 0%). The resulting fair value of these derivative liabilities at December 31, 2021 is $55 (2020: $51).

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

7. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

Common share transactions:

Year ended December 31, 2021

a) On September 13, 2021, the Company closed the first tranche of a non-brokered private placement (the "Private Placement") for gross proceeds of $1,566. The Company issued 26,105,833 units (each, a "Unit") of the Company at a price of $0.06 per Unit.

Each Unit is comprised of one common share (a "Common Share") and one non-transferable common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional Common Share of the Company at a price of $0.10 per Common Share for a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the Common Shares of the Company on the TSXV is equal to or greater than $0.30 for a period of ten consecutive trading days.

In connection with the completion of the first tranche of the Private Placement, the Company paid a total of $23 and issued 382,900 finder's warrants as finder's fees. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

b) On September 27, 2021, the Company closed the second tranche of a non-brokered private placement for gross proceeds of $772. The Company issued 12,863,669 Units of the Company at a price of $0.06 per Unit.

In connection with the completion of the second tranche of the Private Placement, the Company paid a total of $17 and issued 289,240 finder's warrants as finder's fees. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

Each Unit is comprised of one Common Share and one Warrant. Each Warrant entitles the holder thereof to purchase one additional Common Share of the Company at a price of $0.10 per Common Share for a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the Common Shares of the Company on the TSXV is equal to or greater than $0.30 for a period of ten consecutive trading days.

Related parties acquired 1,566,668 Units in both the first and second tranches.

c) On October 21, 2021, the Company closed the third and final tranche of its oversubscribed Private Placement. The Company issued 29,832,834 Units at a price of $0.06 (CAD$0.075) per Unit for gross proceeds of $1,790 (CAD$2,237). Combined with the first and second tranches, the Company raised an aggregate of $4,128 (CAD$5,160) in the Private Placement.

Each Unit is comprised of one Common Share and Warrant. Each Warrant entitles the holder thereof to purchase one additional Common Share of the Company at an exercise price of $0.10 per Common Share for a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the Common Shares of the Company on the TSXV is equal to or greater than $0.30 for a period of ten consecutive trading days.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

In connection with the completion of the third tranche of the Private Placement, the Company paid a total of $110 and issued an aggregate of 1,839,798 finder's warrants as finder's fees. The finder's warrants are exercisable at a price of $0.10 per share for a period of 3 years from the date of closing.

The securities issued pursuant to the third tranche of the Private Placement were subject to a four-month hold period expiring on February 22, 2022.

d) On October 14, 2021, the Company agreed to settle outstanding debt of $27 (CAD$33) with Manex Resource Group Inc. ("Manex") a former related party by issuing 403,665 common shares of the Company at a market price of CAD$0.0825 per share. The amount of indebtedness represents an outstanding account for services provided to the Company. The transaction was approved by the TSXV.

e) During the year ended December 31, 2021, the Company issued 5,885,000 common shares in connection with options and warrants exercised for proceeds of $323.

Year ended December 31, 2020

a) During the year ended December 31, 2020, the Company issued 500,000 common shares in connection with options exercised for gross proceeds of $35.

b) In July and August 2020, CAD$100 notes were converted into units at CAD$0.10, comprising 1,000,000 common share and 1,000,000 warrants. On August 28, 2020, the Company repaid the remaining CAD$400 and the related accrued interest of CAD$99 in cash.

The share capital for the CAD$100 conversion was valued as $94 using the Company's closing share price on the conversion dates.

Interest and accretion expense for the convertible notes at December 31, 2020 was $72.

The conversion feature was a derivative liability based on the fact the conversion into units could result in a variable number of shares to be issued.

8. EQUITY RESERVES

a) Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The continuity of the number of stock options issued and outstanding as of December 31, 2021 and 2020 is as follows:

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

	As at December 31, 2021		As at December 31, 2020
	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average
		Exercise Price		Exercise Price
Outstanding, beginning of year	14,690,000	0.08	14,495,000	0.08
Granted	12,900,000	0.16	3,175,000	0.08
Expired	(275,000)	0.65	(2,480,000)	(0.13)
Cancelled	(2,515,000)	0.15	-	-
Exercised	(4,885,000)	0.07	(500,000)	0.05
Outstanding, end of year	19,915,000	0.12	14,690,000	0.07

As of December 31, 2021 and 2020 the number of stock options outstanding and exercisable were:

		Number of	Remaining	Number of
	Exercise Price	Options	contractual life in	Options
Expiry Date	(CAD)	Outstanding	years	Exercisable
June 23, 2022	0.10	1,695,000	0.48	1,695,000
September 20, 2023	0.06	1,470,000	1.72	1,470,000
June 21, 2024	0.07	1,900,000	2.47	1,900,000
August 8, 2024	0.06	500,000	2.61	500,000
June 20, 2025	0.08	2,450,000	3.47	2,450,000
June 18, 2026	0.25	3,950,000	4.47	1,975,000
September 17, 2026	0.11	4,500,000	4.72	2,250,000
October 21, 2026	0.09	2,700,000	4.81	675,000
December 12, 2026	0.12	750,000	4.95	187,500
Outstanding December 31, 2021		19,915,000		13,102,500

		Number of	Remaining	Number of
	Exercise Price	Options	contractual life in	Options
Expiry Date	(CAD)	Outstanding	years	Exercisable
April 14, 2021	0.07	2,795,000	0.28	2,795,000
June 23, 2022	0.10	2,900,000	1.48	2,900,000
September 20, 2023	0.06	2,370,000	2.72	2,370,000
June 21, 2024	0.07	2,950,000	3.47	2,950,000
August 8, 2024	0.06	500,000	3.61	500,000
June 20, 2025	0.08	3,175,000	4.47	3,175,000
Outstanding December 31, 2020		14,690,000		14,690,000

The Company used the following assumptions in the Black-Scholes option pricing model:

	Year ended December 31,
	2021	2020	2019
Weighted average share price	CAD 0.16	CAD 0.07	CAD 0.065
Risk-free interest rate	1.13%	0.36%	1.40%
Expected share price volatility	105%	100%	103%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

During the year ended December 31, 2021 an amount of $1,077 (2020 - $175) was expensed as share-based compensation. The portion of share-based compensation recorded is based on the vesting schedule of the options.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

b) Share purchase warrants

The continuity of the number of share purchase warrants outstanding as of December 31, 2021 and 2020, is as follows:

	December 31, 2021		December 31, 2020
		Weighted		Weighted
	Number of	Average Exercise	Number of	Average
	Warrants	Price	Warrants	Exercise Price
Outstanding, beginning of year	12,769,230	$0.05	11,769,230	$0.05
Issued	71,314,274	0.10	1,000,000	0.05
Exercised	(1,000,000)	0.05	-	-
Outstanding, end of year	83,083,504	$0.09	12,769,230	$0.05

The following table summarizes warrants outstanding as of December 31, 2021 and 2020:

			December 31,
Expiry date	Currency	Exercise price	2021	2020
August 28, 2022	CAD	0.07	-	1,000,000
August 28, 2022		$0.05	11,000,000	11,000,000
September 20, 2022	CAD	0.07	769,230	769,230
September 13, 2024		$0.10	26,488,733	-
September 27, 2024		$0.10	13,152,909	-
October 21, 2024		$0.10	31,672,632	-
Outstanding at the end of the year			83,083,504	12,769,230

9. RELATED PARTY TRANSACTIONS

The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	December 31,
	2021	2020	2019
Salaries	491	391	410
Directors' fees	6	35	36
Share-based compensation	504	85	60
	1,001	511	506

a) Directors of the Company participated in the first and second tranches of the Company's Private Placement acquiring 1,566,668 Units (see Note 7 (b)).

b) On October 14, 2021, the Company agreed to settle outstanding debt of $27 (CAD$33) with the Company's former Corporate Secretary, Mr. Lawrence Page (Manex) by issuing 403,665 common shares of the Company at a market price of CAD$0.0825 per share (see Note 7 (d)).

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

c) On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to BC Co. which is a private British Columbia company established to acquire mineral resource properties. BC Co. was founded by two individuals that are also directors and officers of Lion CG and as such the transaction is a non-arm's length transaction under TSXV rules.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley property. Pursuant to the assignment agreement, Lion CG received 16,049,444 common shares of BC Co. Concurrently with the completion of the assignment of the Butte Valley Property, BC Co. closed a private placement for gross proceeds of CAD$3,106 through the issuance of 15,531,130 units at a price of CAD$0.20 per unit. In addition, the Company received a payment of $500 from BC Co. as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.

The transaction is a non-arm's length transaction under TSXV rules (see Note 16).

d) As per their agreements with the Company, the CEO and President/CFO are entitled to receive an annual grant of options under the Stock Option Plan of the Company on each Annual Review Date. The number of options will be determined by the Board based on a minimum of 50% and maximum of 150% of the annual base compensation. The exercise price per common share of the Company will be equal to the Market Price (as defined in the TSXV policies) of the Company's common shares as at the Annual Review Date, subject to a minimum exercise price per share of CAD$0.05. The applicable percentage on the annual base salary will be determined by the Board based on an assessment of the performance of the CEO and President/CFO in achieving the Annual Objectives for the relevant Annual Review Period. The Board is yet to determine the percentage and number of bonus options to be granted between 50% and 150% of their base compensation to the CEO and President/CFO for 2021.

e) As per their agreements with the Company, the CEO and President/ CFO were each granted 4 million Restricted Stock Units ("RSUs") on October 21, 2021, which were granted subject to vesting in three equal installments over three years. The grant of RSUs are subject to shareholder approval and further subject to Exchange approval of the RSU Plan and the aforementioned grant thereunder. Pursuant to Exchange policies, RSUs granted prior to shareholder approval of the RSU Plan must be specifically approved by a vote of shareholders excluding the votes of the holders of the Restricted Share Units. As a result of these pending approvals, the RSUs cannot commence vesting any earlier than on date of receipt of the same. If at any point the Company divests its interests, including the option to purchase, absent a merger, sale or similar transaction in a) one of either the Chaco Bear or Ashton projects, then 50% of the total RSUs that have not vested will be cancelled, or b) both the Chaco Bear or Ashton projects, then 100% of the total RSUs that have not vested will be cancelled.

10. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being mineral exploration. Geographic segment information of the Company as at and for the years ended December 31, 2021 is as follows:

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

	December 31, 2021
	Canada	USA	Total
Non current assets	$-	$32,238	$32,238
Total assets	$790	$32,339	$33,129
Total liabilities	$(196)	$(1,217)	$(1,413)

	Year ended December 31, 2021
	Canada	USA	Total

Net Loss	$(2,633)	$(391)	$(3,024)

11. COMMITMENTS

To acquire certain mineral property interests as per Note 5, the Company must make optional acquisition expenditures to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert to the property vendors.

12. CONTINGENCIES

On July 23, 2021, the Company received notice from the State of Nevada that the State has not approved extensions of three water rights permits purchased by its subsidiary, SPS in 2011. The State also advised that a fourth permit would not be extended after a period of an additional year.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. Should the appeal be unsuccessful or the agreement to sell water is terminated, the Company will be obligated to refund the $1,000 initial payment it received. Therefore, it has been treated as an accrued liability on the balance sheet and the $1,910 balance of the water rights proceeds would be forfeited.

13. DEFERRED INCOME TAXES

A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2021	2020	2019
Tax loss for the year	(2,550)	(983)	(1,711)
Canadian statutory rate	27%	27.00%	27.00%

Income tax benefit computed at statutory rates	$(688)	$(265)	$(462)
Foreign tax rates different from statutory rates	42	8	31
Other	-	(26)	2
Share issuance costs	(98)	-	-
Foreign exchange gains and losses	(48)	(180)	55
Permanent differences	190	19	5
Change in unused tax losses and tax offsets	602	444	369
Income tax expense (recovery)	$-	$-	$-

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	2021	2020
Non Capital losses	$8,988	$8,597
Capital losses	2,313	2,303
Tax value over book value of mineral properties	1,642	4,995
Tax value over book value of equipment	12	12
Tax value over (under) book value of investments and
share issuance costs	78	(59)
	$13,033	$15,848

The company's unused tax losses expire as follows:

	Canada	US
2021-2026	$551	$-
2026-2041	21,852	4,377
Indefinite	-	1,636
	$22,403	$6,013

The Company's unused capital losses of $17,130 are available to carry forward indefinitely.

14. CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company's objectives are to ensure sufficient financial flexibility to achieve its ongoing business objectives, including the funding of future growth opportunities, the pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the year ended December 31, 2021. The Company is not subject to any externally imposed capital requirements.

15. FINANCIAL INSTRUMENT RISKS

The board of directors has overall responsibility for establishing and oversight of the Company's risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and derivative liabilities.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The Company's activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are, liquidity risk, currency risk, interest rate risk, credit risk and commodity price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

a) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash and expected exercise of stock options and share purchase warrants. See Note 1 for further discussion.

b) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in the United States and Canada; therefore, it is exposed to currency risk from transactions denominated in CAD. Currently, the Company does not have any foreign exchange hedge programs and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on CAD financial assets and liabilities' magnitude, the Company does not have material sensitivity to CAD to USD exchange rates.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintains an investment policy that focuses primarily on the preservation of capital and liquidity.

d) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit rating agencies.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

e) Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities; if any, are adjusted to fair value at each reporting date.

16. SUBSEQUENT EVENTS

a) On January 26, 2022, the Company entered into an option agreement with Houston Minerals Ltd. to replace the LOI dated August 25, 2021 (See Note 5 (f)). Pursuant to the terms of the option agreement, the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia, subject to a 2.5% net smelter returns royalty.

The terms of the option agreement are unchanged from the LOI except that the term of the option has changed from a four year period to a ten year period and annual advance royalty payments in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property are to be paid starting on the fifth year from closing through to the ninth year from closing instead of only in the fourth and fifth years from the closing. All other consideration terms remain unchanged.

In addition, commencing on January 31, 2022, and on January 31 of each year thereafter during the Option Period, Lion CG shall pay the following option maintenance fees to Houston: (a) CAD$60 in respect of the Chaco Bear Property; and (b) CAD$40 in respect of the Ashton Property.

On March 16, 2022, the transaction was closed and Lion CG has funded an initial work program of CAD$200 on the Properties in consideration for the grant of the Option. The Company may exercise the Option for a period of up to ten years to acquire (i) the Chaco Bear property by paying CAD$1,500 to Houston, in cash or in common shares of the Company at the Company's option; and/or (ii) the Ashton Property by paying CAD$1,000 to Houston in cash or in common shares of the Company at the Company's option, and in either case common shares will be valued using the volume weighted average trading price of the Company's common shares for the twenty trading day period ending three trading days prior to the date of issuance of such Lion CG shares, with such cash payments being subject to a discount of between 5% and 15% based on the timing of exercise and cumulative exploration expenditures incurred as at the time of exercise. Houston will retain a 2.5% net smelter returns royalty on any of the Properties for which an Option has been exercised by the Company.

b) In 2019, the Company secured two separate option agreements to acquire 678 unpatented mining claims covering most of the known mineralization at the Butte Valley Property. On January 26, 2022, Quaterra Alaska entered into an agreement to assign its options to acquire the Butte Valley Property to a private company, BC Co.

Pursuant to the agreement, Lion CG's 100% owned subsidiary Quaterra Alaska will be granted an equity position in BC Co. In addition, Quaterra Alaska will maintain a 1.5% NSR on each of the Butte Valley optioned properties, which is subject to a buy-down to a 1.0% NSR in exchange for a payment of $7,500 per property.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley Property. In addition, the Company received a payment of $500 from BC Co. as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.

The transaction is a non-arm's length transaction under TSXV rules.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

c) On February 14, 2022, as a part of the Blue Copper Prospect transaction (Note 5 (g)), the Company issued 1,500,000 common shares as part of the closing of the transaction.

d) On March 18, 2022, the Company entered into an Option to Earn-in Agreement with Rio Tinto America Inc. ("Rio Tinto") to advance studies and exploration at Lion CG's copper assets in Mason Valley, Nevada. Under the agreement, Rio Tinto has the option to earn a 65% interest in the assets, comprising 34,494 acres of land, including the historic Yerington mine, greenfield MacArthur Project, Wassuk property, the Bear deposit, and associated water rights (the "Mining Assets"). In addition, Rio Tinto will evaluate the potential commercial deployment of its Nuton™ technologies at the site. Nuton™ offers copper heap leaching technologies developed by Rio Tinto to deliver greater copper recovery from mined ore and access new sources of copper such as low-grade sulphide resources and reprocessing of stockpiles and mineralised waste. The technologies have the potential to deliver leading environmental performance through more efficient water usage, lower carbon emission, and the ability to reclaim mine sites by reprocessing waste.

The stages of the Agreement are set out below.

Stage 1

Rio Tinto will pay up to four million U.S. dollars ($4,000) for an exclusive earn-in option and agreed-upon Mason Valley study and evaluation works to be completed by Lion CG no later than December 31, 2022.

Stage 2

Within forty-five (45) days of the completion of Stage 1, Rio Tinto will provide notice to Lion CG whether Rio Tinto elects to proceed with Stage 2, upon which Rio Tinto will pay up to five million U.S. dollars ($5,000) for agreed-upon Mason Valley study and evaluation works to be completed by Lion CG within 12 months from the date that the parties agree upon the scope of Stage 2 work.

Stages 1 and 2 may be accelerated at Rio Tinto's option.

Stage 3 - Feasibility Study

Within sixty (60) days of the completion of Stage 2, Rio Tinto shall provide notice to Lion CG whether Rio Tinto will exercise its Option and fund a Feasibility Study based on the results of the Stage 1 and Stage 2 work programs. Rio Tinto will fully-fund the Feasibility Study and ancillary work completed by Lion CG in amount not to exceed fifty million U.S. dollars ($50,000).

Investment Decision

Upon completion of the Feasibility Study, Rio Tinto and Lion CG will decide whether to create an investment vehicle into which the Mining Assets will be transferred, with Rio Tinto holding not less than a 65% interest in the investment vehicle.

• If Rio Tinto elects to not to create the investment vehicle, then Lion CG shall grant to Rio Tinto a 1.5% NSR on the Mining Assets.

• If Rio Tinto elects to create the investment vehicle but Lion CG elects not to create the investment vehicle, then, at Rio Tinto's option, Lion CG shall create the investment vehicle and Rio Tinto will purchase Lion CG's interest in the investment vehicle for fair market value.

Project Financing

• Following the formation of the investment vehicle, any project financing costs incurred will be funded by Rio Tinto and Lion CG in proportion to their respective ownership interest in the investment vehicle.

• Rio Tinto may elect to fund up to sixty million U.S. dollars ($60,000) of Lion CG 's project financing costs in exchange for a 10% increase in Rio Tinto's ownership percentage. In addition, upon mutual agreement of Rio Tinto and Lion CG, Rio Tinto may fund an additional forty million U.S. dollars ($40,000) of Lion CG's project financing costs in exchange for an additional 5% increase in Rio Tinto's ownership percentage.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

• If Lion CG's ownership percentage in the investment vehicle is diluted to 10% or less, then Lion CG's ownership interest will be converted into a 1% uncapped NSR.

e) On March 30, 2022, Six Mile Mining Company, a 100% wholly owned subsidiary of the Company was dissolved and its assets were transferred to Quaterra Alaska Inc. which is a 100% wholly owned subsidiary of the Company.

f) On April 13, 2022, Quaterra Alaska Inc. entered into a NSR buydown agreement for the Butte Valley property with BC Co., pursuant to which BC Co. will pay $500 in exchange for a buy-down of the royalties to 0.5%. Closing of the transaction will be subject to the third party enter into an exploration and earn-in agreement with certain exploration Company. If the closing of the transaction does not occur by July 20, 2022, the NSR buydown agreement will be null and void.

g) On April 21, 2022, the Company agreed to settle outstanding debt of $63 (CAD$80) with an arm's length creditor by issuing 800,000 common shares of the Company at a market price of CAD$0.10 per share. The amount of indebtedness represents an outstanding account for services provided to the Company. The shares are subject to a four month hold period pursuant to TSXV policies. TSXV approval was granted on April 25, 2022 and the transaction was closed.